3Q 2010 Operating Performance October 12, 2010

U3Q Operating Performance Activities & Accomplishments Steel Industry Environment 2010 Business Plan Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process

Production · Sales

▪ Production · sales decreased due to facility rationalization

- Pohang) No.4 Blast Furnace (Jul.3~Oct.7), No.2 Steelmaking (Jul.3~Sept.10), No.2 Con't Casting (Jun.1~Oct.22)

Crude Steel Production



(in thousand tons)
7,880
8,363
8,214
△1.8%
'09.3Q
'10.2Q
'10.3Q

	'09.3Q	'10.2Q	'10.3Q
B/F	7,305	7,601	7,424
High-Mill	133	318	342
S T S	442	444	448

Finished Product Sales



(in thousand tons)
7,526
7,831
7,740
△1.2%
Export
36.0%
33.4%
36.0%
'09.3Q
'10.2Q
'10.3Q

	'09.3Q	'10.2Q	'10.3Q
Domestic	4,819	5,214	4,957
Export	2,707	2,617	2,783
*Inventory	451	593	656

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Sales by Product

- **CR increased due to solid auto industry, while HR·Plate decreased**

Utilization Ratio by Industry (Domestic)

(%)



Automobile
85
96
98
'09.3Q
'10.2Q
3Q
Home Appliance
100
102
103
'09.3Q
'10.2Q
3Q
Pipe
84
117
102
'09.3Q
'10.2Q
3Q
Shipbuilding
88
87
87
'09.3Q
'10.2Q
3Q

* Compared to the peak quarter production : auto '09.4Q, home appliance '09.3Q, pipe '09.4Q, shipbuilding '08.3Q

(In thousand tons)

	'09.3Q	'10.2Q	**'10.3Q**	YoY	QoQ
Hot Rolled	2,078	1,987	**1,912**	• 8.0%	• 3.8%
Plate*	1,185	1,092	**1,075**	• 9.3%	• 1.6%
Wire Rod	514	499	**509**	• 1.0%	2.0%
Cold Rolled	2,843	3,179	**3,243**	14.1%	2.0%
Electrical Steel	220	258	**246**	11.8%	• 4.7%
S T S	412	409	**417**	1.2%	2.0%
Others	274	407	**338**	23.0%	• 17.2%
Total	7,526	7,831	**7,740**	2.8%	• 1.2%

*Includes HR plates

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Income Summary Op. income down due to higher raw mat’l cost, despite raised price Increased usage of expensive raw material (purchased at 2Q & 3Q contract price) — Raw mat’l price change : Iron ore +99% (2Q) a +21% (3Q) / Coal +77% a +6% — High price raw mat’l used : Iron ore 42% (2Q) a 92% (3Q) / Coal 29% a 81% 3Q product price raised 5~6% (Jul.1st) : HR, Plate KRW +50K/t, CR +55K/t, etc. Revenue (in bn KRW) 8,524 7,933 +7.5% 6,851 ’09.3Q’10.2Q ’10.3Q Op. Income . (in bn KRW) 23.1% OP. Margin 14.9% 13.0% 1,836 1,0181,111 | 39.5%’09.3Q’10.2Q ’10.3Q Net Income (in bn KRW) Profit Margin 16.7% 15.1% 12.2% 1,1421,196 1,044 12.7% ’09.3Q’10.2Q ’10.3Q * EBITDA: 1,5482,3781,687

Summarized Statement of Income (Parent Only)

(in billion KRW)

	'09.3Q	'10.2Q	'10.3Q	YoY	QoQ
Revenue	6,851	7,933	**8,524**	24.4%	7.5%
Gross Income	1,351	2,199	**1,496**	10.7%	• 32.0%
(Gross Margin)	(19.7%)	(27.7%)	**(17.5%)**	-	-
C G & A	333	363	**385**	15.6%	6.1%
Op. Income	1,018	1,836	**1,111**	9.1%	• 39.5%
(Op. Margin)	(14.9%)	(23.1%)	**(13.0%)**	-	-
Non-op. Income (expense)	188	• 341	**232**	23.4%	-
Interest income	• 23	• 9	**• 23**	-	-
Dividend income	11	7	**10**	• 9.1%	• 42.9%
Equity method gain	102	68	**85**	• 16.7%	25.0%
FX related gain	123	• 443	**195**	58.5%	-
Others	• 25	36	**• 35**	-	-
Net Income	1,142	1,196	**1,044**	• 8.6%	• 12.7%
(Profit Margin)	(16.7%)	(15.1%)	**(12.2%)**	-	-

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Financial Structure Asset grew due to increased inventory & continued investment Current asset fell as debt rose due to Daewoo Int’l M&A & raw mat’l investments (in billion KRW) ’09.3Q ’10.2Q ’10.3Q YoY QoQ Assets 38,184 44,475 45,810 20.0% 3.0% Current 12,193 15,677 12,813 5.1% |18.3% Non-current 25,991 28,798 32,997 27.0% 14.6% Liabilities 8,756 11,459 11,834 35.2% 3.3% Debt 6,278 7,542 7,884 25.6% 4.5% Equity 29,428 33,016 33,976 15.5% 2.9% Liab. / Equity 29.8% 34.7% 34.8% 16.8% 0.3% * Details on 3Q debt changes : domestic bond issuance (KRW 500 bn), Korea EXIM Bank Natural Resources Development Investment Loan ($165mn)

Summarized Statement of Financial Position (Parent Only) (in billion KRW) ’09.3Q ’10.2Q ’10.3Q YoY QoQ Current Assets 12,193 15,677 12,812 5.1% |18.3% Cash equivalents 5,802 7,001 3,394 |41.5% |51.5% Notes receivable 2,505 3,073 3,210 28.1% 4.5% Inventory 3,483 5,026 5,715 64.1% 13.7% Long-term Assets 25,991 28,798 32,997 27.0% 14.6% Investment securities 9,877 10,485 14,375 45.5% 37.1% Fixed assets 15,889 17,636 18,118 14.0% 2.7% Total Assets 38,184 44,475 45,810 20.0% 3.0% Liabilities 8,756 11,459 11,834 35.2% 3.3% Current Liabilities 2,355 5,421 5,059 114.8% |6.7% Long-term Liabilities 6,402 6,038 6,775 5.8% 12.2% Interest bearing Debt 6,278 7,542 7,884 25.6% 4.5% Equity 29,428 33,016 33,976 15.5% 2.9% Total Liab. & Equity 38,184 44,475 45,810 20.0% 3.0%

Consolidated Financial Summary Revenue · asset grew due to Daewoo International acquisition No. Consolidated Subsidiaries ’09.3Q ’10.2Q ’10.3Q Total 116 126 151 Domestic 42 45 48 Overseas 74 81 103 Crude Steel Production (in thousand ton) ’09.3Q ’10.2Q ’10.3Q POSCO 7,880 8,363 8,214 Zhangjiagang 193 211 209 POSCO SS 213 212 202 (in billion KRW) ’09.3Q ’10.2Q ’10.3Q YoY QoQ Revenue 9,431 11,013 23,286* 146.9% 111.4% OP. Income 1,185 1,959 1,414* 19.3% ¡õ27.8% I/S (OP. Margin) (12.6%) (17.8%) (6.1%)* — - Net Income 1,125 1,173 1,070 ¡õ4.9% ¡õ8.8% Assets 48,289 57,446 64,728 34.0% 12.7% B/S Liabilities 18,211 23,486 28,735 57.8% 22.3% Equity 30,078 33,960 35,993 19.7% 5.9% * ’10.3Q I/S reflects Daewoo International’s cumulative(Jan~Sep) consolidated results (revenue: KRW 11,785 bn, OP: 148bn)

Consolidated Financial Summary Income by Sector (in billion KRW) Revenue Operating Income ’09.3Q ’10.2Q ’10.3Q ’09.3Q ’10.2Q ’10.3Q Steel 18,460 9,893 10,507 1,095 1,916 1,137 E & C 1,759 2,262 2,085 58 95 92 I C T 222 211 200 8 6 3 Energy 116 199 214 18 17 19 Steel Support 2,034 2,909 17,104 72 132 250 Consolidated 12,591 11,013 23,286 1,251 1,959 1,414 Financial Structure by Sector (in billion KRW) Assets Liabilities Equity ’10.2Q ’10.3Q ’10.2Q ’10.3Q ’10.2Q ’10.3Q Steel 50,059 51,335 14,668 15,014 35,391 36,321 E & C 7,316 7,267 4,934 4,810 2,382 2,457 I C T 612 625 360 375 252 250 Energy 2,400 2,483 1,581 1,651 819 833 Steel Support 7,960 14,660 4,586 9,155 3,374 5,505 Consolidated 57,446 64,728 23,486 28,735 33,960 35,993 * By-Sector figures include inter-company transactions

3Q Operating Performance UActivities & Accomplishments Steel Industry Environment 2010 Business Plan

Activities & Accomplishments Expand capacity & strengthen marketing capability Facility addition · upgrade to establish 41Mt domestic capacity — P) No.4 BF revamping completed (Jul.3rd ~ Oct.7th) : capacity increase (3,795 a 5,600m3) — G) New steelmaking (Jul.7th) & plate mill (Sept.1st) construction completed : +2Mt/yr — P) No.3 steelmaking construction (progress : 93%) : +1.95Mt/yr · Construction halt due to height limit (Aug.20th), consultation in process w/ PM’s office sub-committee · Safety evaluation (~Oct), plan to complete construction within 1 month upon committee’s approval Enhance domestic · global marketing network — New processing centers : POSCO-CLPC (China), POSCO-VHPC#2 (Vietnam), POSCO-AAPC (U.S) · Total 46 SCM bases as end of ’10.3Q : China 16, S.E.A 11, Japan 6, India 5, America 5, Europe 3 — Open Thailand POSCO-South Asia (Aug) : expand sales base in emerging South Asia mkt. — Provide ‘Total Solution Marketing’ focusing on customer value · Held “Marketing Partner’s Day” (Sept) & Implement “Market Facing Program” (~Dec)

Activities & Accomplishments

▪ Accelerate global growth investment

• Indonesia integrated mill project

- Equity : POSCO 70%, Krakatau 30% (1st 3Mt, total 6Mt)
- Signed JVA (Aug), JV incorporated (Sept), groundbreaking (Oct) • •complete 1st stage (~'13/E)

• India integrated mill project

□ SAIL JV (1st 3Mt, includes FINEX 1.5Mt)

· Feasibility Study (Jul.~Oct.), MOA signing (4Q), JVA signing ('11.1Q)

□ Orissa PJT (1st 4Mt, total 12Mt)

· Mine : Orissa high court invalidates state gov't recommendation (Jul)
state government to appeal at supreme court (Oct)

· Land : land acquisition ceased due to 'Forest Act' violation concern (Aug)
investigation result of central gov't to be announced (Oct)

□ Karnataka PJT (1st 3Mt)

· Signed MOU with state gov't (Jun), land survey in progress (4Q)


SAIL
JV
CGL (450Kt/yr)
('10.3 ~'12.5)
Orissa
Greenfield
Karnataka
Greenfield

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Activities & Accomplishments Strengthen key competencies Invest in raw material development - Acquire 24.5% stake in Australia API iron ore project (Jul) — Acquire 10.2% stake in Africa ACM Manganese project (Aug) Enhance technology leadership — Expand dev’t & sales of “World Best? World First” product: sales 1.2Mt, Op.margin 20.9%(3Q) · Ultra-low-temp. resistant plates VLCC, TS 70Kg grade HRc for automobile structures, etc. — Develop low-cost · high-quality tech. : 116 cases in ’10, expected savings KRW526.6bn/yr · Emission control for coke oven lifespan, EGL high-speed black resin coated steel making tech. Continue cost savings — Cost savings in ’10 (3Q cumulative) : KRW 1,022.7bn (progress 89%, ’10 target KRW 1,150bn) · Raw material 893.4bn, energy 79.8bn, etc. · Key activities : expand use of cheaper raw material and recycling of by-products, etc.

Activities & Accomplishments Invest in new growth & green business Expand investment in new material business — Initiate sales of Titanium CR (Jul) : for tubes used in shipbuilding, nuclear plant (95t in 3Q) — Groundbreaking of lab. & plant for marine Lithium extraction technology development (Jul) — Join national ‘WPM’ program (Aug) : to lead ultralight Mg & ultrahigh-purity SiC development * WPM (World Premier Materials) : world’s 10 selected core material — MOU w/ LS Nikko (Sept) : resource development, by-product recycle, non-steel smelting Establish platform for green business & respond to climate change — Strengthen basis for nuclear power business : establish new unit w/ exclusive responsibility · Develop Hydrogen reduction steelmaking tech. & secure growth in nuclear power business — Continue greenhouse reduction activities · Conduct ‘inter-company greenhouse emissions trading’ program · Publish carbon report & support promoting greenhouse gas reduction projects

Activities & Accomplishments

▪ Acquisition of Daewoo International complete (Sept. 20th, equity 68%)

• Group-wide PMI(Post Merger Integration) in progress to quickly capture synergy

- Selected PMI tasks with participation of group companies (led by POSCO)
  - · 10 tasks : expand steel sales, energy&mineral business, promote global PJT, cultural integration, etc.
    - •Refined 10 tasks into 34 action plans & finalized 46 detailed manuals by products / processes
- Daewoo Int'l now leads implementation of PMI tasks

	POSCO	⇔ DAEWOO INTERNATIONAL	Synergy
Overseas Sales	▪ Overseas mill construction ▪ Entrance to new business such as new materials	▪ No.1 trader in revenue ▪ Largest global sales network among Korean trading co.	☑ Expand export · local sales ☑ Early penetration in overseas market for new business
Resource Exploration · Development	▪ Approximately 2Mt/yr of LNG demand ▪ Raw material & rare metal demand	▪ Main operator of Myanmar gas project ▪ Raw mat'l trading expertise	☑ Stable procurement of resources ☑ Opportunities for resource development PJT
Global Projects	▪ Group level expertise * POSCO E&C, Daewoo Eng. POSCO ICT, Sungjin Geotec	▪ Strongest global network among Korean companies ▪ PJT organizing expertise	☑ Increase new orders for power / chem. eng. / steel plant & LED, railway IT system, etc.

16

Subsidiaries' Key Activities

Steel • Support

- **POSCO Chemtech, operation consignment for G) coking plant (Aug. 16th)**
  - Expected sales revenue : KRW 63.8 bn (Aug.16th '10 ~ Aug.15th '11)
- **POSCO C&C, enter Metal PCB* material business** *For LED TV, PCB platform
  - Introduce production line (Sept), quality certificate from customers in progress
- **Samjung P&A, sign MOU with KC corp. for high-purity Alumina business**
  - To produce high-purity (4N-grade) Al_2O_3 for LED platform : expect to substitute imports

E&C

- **POSCO E&C, expanded new orders for overseas plant · infrastructure**
  - Iraq thermal power (743), Abu Dhabi desalination plant (236), Vietnam An Khanh City (65)

  * in billion KRW

Energy

- **POSCO Power, construct power generating plants**
  - Incheon 1,200MW LNG power plant (~Jun.'11, progress 95.6%)
  - G) 300MW power plant (progress 98.5%) : #1 operational (Aug), #2 completion (Dec)

ICT

- **POSCO ICT, develop safety-control-facility for nuclear power plant (Sept)**
- **POSCO LED founded (Sept)** *Equity: POSCO ICT 63.3%, POSCO 16.7%, Seoul Semiconductor 20%

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3Q Operating Performance Activities & Accomplishments Steel Industry Environment 2010 Business Plan

Global Steel Market Steel price stabilizes as crude steel production decline Crude Steel Production (in million ton) (%) * worldsteel (Sept.’10) ___ 124 * YoY 113 ___ ___ 39 Production (L) ___ _87 ___ ___ __ Growth Rate (R) 4 ___ ___ _-24 Jan.’09 _ Mar May _ Jul _Sep Nov Jan.’10 _ _ __May _ _Jul _ HR Price by Region (U$ /ton) * MBR, Mysteel (Sept.’10) U.S EU China (Shanghai) _ Jan.’09 _ Mar May _ Jul _ Sep Nov Jan.’10 _ _ __ May _ Jul Sept _ 13% demand growth in ’10, but pace softens in 2H Demand Trend by Country (%) ___ Steel Demand Growth Rate (China) * YoY ___ ___ __ Domestic Shipment Growth Rate (Japan) S/C Shipment Growth Rate (US) Jan.’09 _ Mar May _ Jul_Sept_ Nov Jan.’10 _ __ _ Mar May Jul * MSCI, worldsteel, JISF (Sept.’10) Demand Forecasts by Country (in million ton) 2008 2009 2010 YoY 2011 U.S 98 59 79 34% 86 EU 182 117 139 19% 147 China 435 542 579 7% 599 India 51 55 60 9% 68 Russia 35 25 32 28% 36 World_ 1,205 1,125 1,272 13% 1,340 * worldsteel (Oct.’10)

China Steel Market Net export fell as gov’t’ energy policy results in production cut Local gov’t limits electricity supply in Herbei (Sept.4th) : operation halted in 57 mills — Crude steel production (monthly,Mt) : 56.1 (May) a 53.8 (Jun) a 51.7 (Jul) a 51.6 (Aug) Demand solid but, nominal cons’n only up by 7% due to inventory — Industry growth (YoY) : Auto +24%, Shipbuilding +39%, Home appliance +14% — Distributors’ steel inventory (Mt) : 15.8 (May) a 14.9 (Jul) a 14.8 (Sept) Production · Demand · Net exports (%) (in million ton) ___ Demand Growth (L) __ ___ *YoY __ ___ Net Exports (R) __ ___ __ ___ __ ___ Production Growth (L) __ __ __ ___ Jan.’09 _ Mar May _Jul_Sep Nov Jan.’10 _ _ __ May _ _Jul * Mysteel, worldsteel (Sept.’10) Steel Demand Forecasts (in million ton) 2008 2009 2010 2011 YoY Nominal 453 565 603 7% 624 Demand Real 453 543 610 12% 649 Demand Production 500 568 635 12% 660 Net Export 47 3 32 970% 36 _ * worldsteel (Oct.‘10), WSD (Sept.’10)

Domestic Steel Market Despite stable demand, new capacity leads to lower import in 2H Supply · Demand Forecast * POSRI (Oct.’10) (in thousand ton) 2009 1H 2H 2010 YoY 2011 Apparent Demand 45,411 27,087 28,291 55,378 22% 55,904 Export 20,541 11,498 11,271 22,770 11% 23,164 Production 56,919 32,765 34,189 66,954 18% 69,474 Import 9,033 5,812 5,374 11,194 24% 9,594 Incl. semi-product 20,578 13,295 11,358 24,653 20% 21,942 * POSRI (Oct.’10) Industry Outlook Prod’n record high in ’10, as new models introduced (4M+ units continue in ’11) Auto — Auto production (in thousand units) : 3,513 (’09) a 4,142 (’10) a 4,066 (’11) Home Solid demand to continue regardless of diminishing World Cup effect Appliance — Manufacturing index (’07=100) : 122 (’09) a 134 (’10) a 132 (’11) *5 Major products Ship— Ship-built up in ’10 due to increase in new orders (expect slight drop in ’11) building — Shipbuilding (in million GT) : 29.3 (’09) a 31.6 (’10) a 29.6 (’11)

Raw Material Iron Ore ’10.4Q price agreed — 10 ~ 13% decrease over 3Q price Tight S/D to continue in ’11.1Q — Spot price turned strong since Jul.’10 — Strong price to continue w/ solid steel market Coal ’10.4Q price negotiation in progress — HCC $209/t (|7%), PCI $150 (|17%) agreed — In negotiation for semi-soft at $140 ~ $145/t ’11.1Q price to increase — Shipment delays in Australia due to floods, import to grow with recovery in China & India Spot Price Trend 200 (U$/t FOB, monthly avg.) 165 149 160 132 131 114 116131 118 120 92 69 [81] 70 74 80 80 * Platts 40 Jul.’09 Sept Nov Jan.’10 Mar May Jul Oct Spot Price Trend 280 (U$/t FOB, monthly avg.) 240 240 215 217 209 200 170 173 158 145 160 * Platts 120 Jul.’09 Oct Jan.’10 Apr Jul Oct

Stainless Steel Market Trend STS STS Mill raised price as Ni price rises — China : spot price up 15% in last 3 months (U$2,500 a U$2,900) — Europe : turned uptrend since September 4Q demand to recover due to seasonal demand & low consumer inventory Nickel · Chrome Nickel — Ni price remained strong as STS market enters peak season — 4Q price to move in U$20 ~ 23K/t range Chrome — Price to stay firm due to STS prod’n increase, despite supply growth of Ferro Ch since 3Q STS CR Spot Price (U$/t) 3,620 3,600 3,200 Europe 2,800 2,900 3,000 China 2,580 2,470 LME Nickel 2,500 Sept.’09 Oct Nov Jan.’10 Apr Jun Sept Ni · Cr S/D Forecasts (in thousand ton) 2007 2008 2009 2010 Demand (a) 1,366 1,277 1,311 1,480 Ni Supply (b) 1,417 1,377 1,335 1,394 (b) — (a) 51 100 24 -85 Demand (a) 7,616 6,781 6,842 8,269 Cr Supply (b) 7,692 7,510 6,069 8,297 (b) — (a) 76 729 -773 28 * Macquarie (Sept.’10), CRU (Aug.’10)

3Q Operating Performance Activities & Accomplishments Steel Industry Environment 2010 Business Plan

2010 Business Plan Adjusted guidance reflecting changes in management environment P) #3 steelmaking construction delay & G) new plate mill operation delay Slow recovery in export market (’10.2H export ASP : original $819/t a revised $802/t) (in million ton, trillion KRW) 2009 2010 • Crude Steel Production 29.5 33.7 — Consolidated Production 31.1 35.4 • Sales Volume 28.4 31.7 • Revenue 27.0 32.9 — Consolidated Revenue 37.0 58.8 • Operating Income 3.1 5.2 — Consolidated Op. Income 3.9 6.0 • Total Investment 4.9 10.4 * Investment (in tn KRW) : Domestic Steel (4.9), Overseas/Raw Material (1.5), New Growth (4.0) The data above represents company’s internal objectives, Thus should not be used as a basis for investment decision